Exhibit 3.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF CLASS A REDEEMABLE PREFERRED STOCK OF THE ELMET GROUP CO.

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14.	Written Consents		13

15.	Payment for Consents		13

16.	Withholding		13

17.	Transfers		13

18.	Transfer Agent; Registrar.		13

	18.1	General	13
	18.2	Maintenance of the Register	13
	18.3	Removal	14

19.	Severability		14

20.	Transfer Taxes		14

21.	Other Rights; Fiduciary Duties		14

22.	Governing Law		14

23.	No Other Rights		14

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CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF CLASS A REDEEMABLE PREFERRED STOCK OF THE ELMET GROUP CO.

Pursuant to Section 151 of the Delaware General Corporation Law (as amended, supplemented, or restated from time to time, the “DGCL”), The Elmet Group Co., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 of the DGCL, DOES HEREBY CERTIFY:

FIRST: That, the Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of up to 20,000,000 shares of Preferred Stock, par value $0.001 per share, of the Corporation (“Preferred Stock”) in one or more series and expressly vests the Board of Directors of the Corporation (the “Board”) with the authority to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series;

SECOND: That, pursuant to the authority vested in the Board by the Certificate of Incorporation, the Board on September 10, 2026, adopted the following resolution designating a new series of Preferred Stock as “Class A Redeemable Preferred Stock”:

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, a series of Preferred Stock of the Corporation designated as “Class A Redeemable Preferred Stock” is hereby authorized, and the designations, rights, preferences, powers, restrictions, and limitations of the Class A Redeemable Preferred Stock shall be as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as “Class A Redeemable Preferred Stock” (the “Class A Preferred Stock”) and the number of shares constituting such series (“Shares”) shall be 450,000 with a Stated Value (as defined below) of $1,000 per Share. The rights, preferences, powers, restrictions, and limitations of the Class A Preferred Stock shall be as set forth herein. The Class A Preferred Stock shall be issued in book-entry form on the Corporation’s share ledger, subject to the rights of holders to receive certificated Shares under the DGCL.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“Business Day” means any day which is not a Saturday, Sunday or other day on which commercial banks in Washington, D.C. or New York, New York are authorized or required by applicable Law to close.

“Certificate of Designations” means this Certificate of Designations, Preferences and Rights of Class A Redeemable Preferred Stock of the Corporation, as it may be amended from time to time.

“Change of Control” has the meaning set forth in the Investor Rights Agreement as of the Initial Closing Date.

“Common Stock” means the common stock of the Corporation, par value $0.001 per share.

“Definitive Transaction Documents” means, collectively, the Investment Agreement, the Investor Rights Agreement, the Warrants, the Registration Rights Agreement and the other transaction documents entered into by and among the Corporation and the DOW in connection with the transactions contemplated hereby, as amended, modified, or supplemented from time to time.

“Dividend Rate” means 5.5% per annum.

“DOW” means the United States Department of War.

“DOW Investors” has the meaning ascribed to it in the Investor Rights Agreement.

“Equity Securities” means any and all (a) shares, interests, participations, or other equivalents (however designated) of capital stock or other voting securities of a corporation, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), (b) securities convertible into or exchangeable for shares, interests, participations, or other equivalents (however designated) of capital stock or voting securities of (or other ownership or profit or voting interests in) such Person, and (c) any and all warrants, rights, or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Event of Default” has the meaning set forth in the Investor Rights Agreement as of the Initial Closing Date.

“Fiscal Quarter” means each period of 13 weeks, commencing on or within 7 days of the first day of a Fiscal Year, and consistent with the definition of “Fiscal Year.”

“Fiscal Year” means a 52-week, 364-day fiscal year of the Corporation for accounting and tax purposes, commencing the day following the end of the preceding fiscal year. The Corporation reserves the right to declare a 53-week “stub” year once during each seven-year period to maintain year end dates with proximity to December 31. For purposes of the Corporation’s consolidated financial statements, those Subsidiaries having a fiscal year end different from that of the Corporation are consolidated using financial statements for periods that are within three months of the Corporation’s fiscal year end, with adjustments for material transactions, if any.

“Governmental Authority” means any (a) nation or government, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, local, municipal, foreign, or other government, or (c) governmental or quasi-governmental authority of any nature (including any relevant domestic, foreign, multinational or international body, governmental division, department, agency, board, bureau, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Authorization” means any consent, license, permit, certificate, identification number, approval, exemption, variance product registration or other registration issued or granted by or filed with any Governmental Authority pursuant to applicable Law.

“Holder” means any person who holds Preferred Stock.

“Indebtedness” has the meaning set forth in the Investor Rights Agreement as of the Initial Closing Date.

“Initial Closing Date” means the date this Certificate of Designations is first filed with the Secretary of State of Delaware.

“Insolvency Event” means:

(a)	any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation;

(b)	an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Corporation, or a substantial part of the property or assets of the Corporation, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state, or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official for the Corporation, or a substantial part of the property or assets of the Corporation, or (iii) the winding-up or liquidation of the Corporation, and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or

(c)	the Corporation shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state, or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (b) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official for the Corporation, or a substantial part of the property or assets of the Corporation, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable or admit in writing its inability or fail generally to pay its debts as they become due.

“Investment Agreement” means that certain Investment Agreement, dated as of September 11, 2026, by and between the Corporation and the DOW, as amended, modified, or supplemented from time to time.

“Investor Rights Agreement” means that certain Investor Rights Agreement, dated the date hereof, by and between the Corporation and the DOW, as amended, modified, or supplemented from time to time.

“Junior Securities” means, collectively, the Common Stock and any other class of or series of capital stock, existing or hereafter authorized, the terms of which do not expressly provide that such class or series ranks pari passu with or senior to the Class A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation.

“Law” means all codes, laws, common laws, statutes, Governmental Authorizations, treaties, ordinances, rules, regulations, orders, writs, judgments or injunctions of Governmental Authority, including any amendments thereto.

“Minimum Ownership Condition” means the condition that the DOW Investors continue to beneficially own any Class A Preferred Stock.

“Original Issuance Price” means, with respect to any Share, the price per Share at which such Share was issued at the applicable closing.

“Original Issue Date” means, with respect to a Share, the date on which such Share is first issued by the Corporation.

“Parity Securities” means any class or series of capital stock, the terms of which expressly provide that such class ranks pari passu with the Class A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary bankruptcy, liquidation, dissolution, or winding up of the affairs of the Corporation.

“Penny Warrants” means the Warrants representing 75% of the Warrants, exercisable at $0.001 per share as of the date hereof.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, an estate, an unincorporated association and a Governmental Authority or any department, agency, or political subdivision thereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Securities” means any class or series of capital stock, the terms of which expressly provide that such class ranks senior to the Class A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation.

“Shared Upside Penny Warrant Recognition Mechanism” means the mechanism for reducing the Liquidation Preference of the Class A Preferred Stock upon the exercise of Penny Warrants as set forth in Section 5.4.

“Stated Value” means, with respect to any Share on any given date, an amount equal to the Original Issuance Price of such Share.

“Strike Price Warrants” means the Warrants representing 25% of the Warrants exercisable at $15.92 per share as of the date hereof.

“Subsidiary” means, with respect to any specified Person, any: (a) corporation, 50% or more of the voting or capital stock of which is, as of the time in question, directly or indirectly, owned by such Person; or (b) partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns 50% or more of the equity economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such partnership, joint venture, association, or other entity.

“Tax” and ”Taxes” means any and all U.S. federal, state, or local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges imposed by any Governmental Authority, including (a) taxes or other charges in the nature of a tax imposed on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; (b) other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; and (c) customs duties, tariffs, and similar charges (together with, in the case of clauses (a) through (c), any and all interest, penalties and additions to tax).

“Transfer” means (a) any direct or indirect sale, lease, assignment, encumbrance, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. The Class A Preferred Stock will be subject to certain transfer restrictions as set forth in the Investor Rights Agreement.

“Warrant Shares” means the shares of Common Stock underlying the Warrants.

“Warrants” means the warrants issued to the DOW, comprised of the Strike Price Warrants and the Penny Warrants.

Additional Terms:

TERM	SECTION
Accumulated Stated Value	Section 4.1
Audit Committee	Section 8(f)
Board	Recitals
Certificate of Incorporation	Recitals
Class A Preferred Stock	Section 1
Compensation Committee	Section 8(f)
Compounded Dividends	Section 4.2
Corporation	Preamble
DOW Board Observer	Section 8(a)
DOW Director	Section 8(a)
DGCL	Preamble
Dividend	Section 4.1
Intrinsic Value	Section 5.4
Liquidation	Section 5.1
Liquidation Event	Section 5.1
Liquidation Preference	Section 5.1
Preferred Stock	Recitals
Reference Price	Section 5.4
Redemption	Section 7
Redemption Date	Section 7.3
Redemption Price	Section 7.3
Register	Section 18.2
Shares	Section 1
Share Price Appreciation	Section 5.4
Transfer Agent	Section 18.1

3. Rank. With respect to the distribution of assets upon a Liquidation Event of the Corporation and payment of dividends, all Shares of the Class A Preferred Stock shall rank (a) senior to all Junior Securities, (b) pari passu with any Parity Securities issued from time to time, and (c) junior to all Senior Securities and to the Corporation’s Indebtedness; provided that without the prior written consent of the Holders of a majority of the then-issued and outstanding Class A Preferred Stock, the Corporation shall not authorize, create, or issue any new Equity Securities of the Corporation, or reclassify, alter, or amend any existing Equity Securities ranking pari passu with, or senior to, the Class A Preferred Stock with respect to the distribution of assets upon a Liquidation Event.

4. Dividends.

4.1 Accrual of Dividends. From and after the Original Issue Date of any outstanding Share, cumulative dividends (each, a “Dividend”) on each such outstanding Share shall accrue, whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the Dividend Rate on the sum of (a) the Stated Value plus (b) once compounded, any Compounded Dividends thereon (with respect to the relevant outstanding Share, the Stated Value plus accumulated Compounded Dividends, the “Accumulated Stated Value”).

4.2 Payment of Dividends. All unpaid Dividends on an outstanding Share shall compound quarterly on the last day of each Fiscal Quarter of the Corporation (“Compounded Dividends”) and shall be automatically added to the then current Accumulated Stated Value of such outstanding Share.

4.3 Dividend Calculations. Holders of the Class A Preferred Stock shall be entitled to receive accruing cumulative dividends in preference to any dividend on the Common Stock or any other Junior Securities, at the Dividend Rate on the Accumulated Stated Value of each outstanding Share, which shall compound quarterly and shall accrue daily commencing on the Original Issue Date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

5. Liquidation.

5.1 Liquidation. Upon (a) the occurrence of any Insolvency Event of the Corporation, (b) a sale, license, lease, or transfer of all or substantially all of the Corporation’s assets, (c) a consolidation or merger of the Corporation with another entity, or (d) a Change of Control of the Corporation (each of clauses (a) through (d) a “Liquidation Event”), the Holders of Shares then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, pari passu with any payment to the holders of any Parity Securities and subject to the rights of Senior Securities (if any), and the Corporation’s creditors, but before any distribution or payment out of the assets of the Corporation shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash per Share equal to the Accumulated Stated Value of such Share, plus any accrued but unpaid Dividends thereon that have not yet been compounded (such amount, the “Liquidation Preference”). For the avoidance of doubt, the Class A Preferred Stock shall rank senior to all classes of Common Stock with respect to the distribution of assets upon a Liquidation Event.

5.2 Insufficient Assets. If upon any Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders of the Shares the Liquidation Preference to which they are entitled under Section 5.1, then (a) the Holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Class A Preferred Stock or any Parity Securities in the aggregate upon such Liquidation Event if all amounts payable on or with respect to such Shares were paid in full, taking into account the Liquidation Preference payable under Section 5.1 in respect of such Class A Preferred Stock, and (b) the Corporation shall not make or agree to make, or set aside for the benefit of the holders of Junior Securities, any payments to the holders of Junior Securities.

5.3 Notice Requirement. In the event of any Liquidation Event, the Corporation shall, within 10 days of the date the Board approves such Liquidation Event, or no later than 20 days prior to any stockholders’ meeting called to approve such Liquidation Event, or within 20 days of the commencement of any involuntary proceeding, whichever is earlier, give each Holder written notice of the proposed Liquidation Event. Such written notice shall describe the material terms and conditions of such proposed Liquidation Event, including a description of the stock, cash, and property to be received by the Holders upon consummation of the proposed Liquidation Event and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each Holder of such material change.

5.4 Reduction of Liquidation Preference upon Exercise of Penny Warrants. Upon any exercise of Penny Warrants, the Liquidation Preference of the Class A Preferred Stock shall be reduced in accordance with the Shared Upside Penny Warrant Recognition Mechanism set forth in this Section 5.4. For purposes of this Section 5.4, (i) “Reference Price” means the 30 trading day volume-weighted average price of the Common Stock immediately preceding the applicable exercise date, (ii) “Intrinsic Value” means the excess, if any, of the Reference Price over the exercise price of the applicable Penny Warrants, multiplied by the number of Penny Warrants so exercised and (iii) “Share Price Appreciation” means, expressed as a percentage, the amount by which the Reference Price exceeds $15.92 per share, divided by $15.92 per share (such amount, which represents the value of the Common Stock on the Initial Closing Date, as equitably adjusted for any subdivision, combination, or reverse split of equity or similar event effecting the Common Stock). Upon each such exercise, a portion of the Intrinsic Value shall be applied to reduce the Liquidation Preference of the Class A Preferred Stock, determined by reference to the level of Share Price Appreciation reflected in the Reference Price, as follows: (a) 0% of the portion of the Intrinsic Value representing less than 100% Share Price Appreciation; (b) 45% of the portion representing 100% to 150% Share Price Appreciation; (c) 47.5% of the portion representing 150% to 200% Share Price Appreciation; (d) 50% of the portion representing 200% to 250% Share Price Appreciation; (e) 52.5% of the portion representing 250% to 300% Share Price Appreciation; (f) 55% of the portion representing 300% to 350% Share Price Appreciation; (g) 57.5% of the portion representing 350% to 400% Share Price Appreciation; (h) 60% of the portion representing 400% to 450% Share Price Appreciation; (i) 62.5% of the portion representing 450% to 500% Share Price Appreciation; and (j) 65% of the portion representing greater than 500% Share Price Appreciation. Any reduction of the Liquidation Preference pursuant to this Section 5.4 shall be allocated pro rata among the then-outstanding Shares and shall be applied only to the extent of the then-outstanding Liquidation Preference. For the avoidance of doubt, nothing in this Section 5.4 shall limit the Holders’ ownership of Common Stock received upon exercise of the Penny Warrants or their participation in the future appreciation of the Corporation. For illustrative purposes, an example calculation of the Shared Upside Penny Warrant Recognition Mechanism set forth in this Section 5.4 is included in Appendix I hereto.

6. Voting.

6.1 Voting Together with Common Stock. The Holders of the Class A Preferred Stock shall be entitled to vote together with the holders of the Common Stock as a single class on all matters submitted to a vote of the holders of Common Stock. The aggregate number of votes to which the Holders of the Class A Preferred Stock shall be entitled shall, as of the Initial Closing Date, equal 19.9% of the total voting power of all voting securities of the Corporation outstanding as of the Initial Closing Date (determined immediately after giving effect to the issuance of the Class A Preferred Stock and the Warrants as if such Warrants had been exercised in full for shares of Common Stock on the Initial Closing Date), such that the Holders of the Class A Preferred Stock shall have, in the aggregate, a number of votes equal to 19.9% of the total voting power of the Corporation as of the Initial Closing Date. Each share of Class A Preferred Stock shall have a number of votes per share that represents a ratable portion of the aggregate number of votes that the Holders of the Class A Preferred Stock shall be entitled to pursuant to this Section 6 (calculated such that the number of votes per share of Class A Preferred Stock as of any record date shall be an amount equal to the aggregate number of votes that the Holders of the Class A Preferred Stock shall be entitled to cast as of such record date divided by the total number of shares of Class A Preferred Stock outstanding as of such record date).

6.2 Adjustment upon Exercise of Warrants. The aggregate voting power to which the Holders of the Class A Preferred Stock set forth in Section 6.1 are entitled to and the corresponding number of votes per share of Class A Preferred Stock shall, in each case, be adjusted (and reduced) proportionally, from time to time, to the extent that the Holders exercise any Warrants for shares of Common Stock, so that the aggregate voting power represented by the Class A Preferred Stock, taken together with the shares of Common Stock issued to such Holders upon exercise of the Warrants, does not exceed the aggregate voting power attributable to such Holders as of the Initial Closing Date. Each such adjustment shall be effective concurrently with the applicable exercise of Warrants. The Corporation shall furnish to each Holder, promptly following any such adjustment (but in any event not later than three (3) Business Days thereafter), a written notice setting forth in reasonable detail such adjustment and the revised aggregate voting power of the Class A Preferred Stock. For the avoidance of doubt, any adjustment (and reduction) of the aggregate voting power and corresponding number of votes per share of Class A Preferred Stock effected pursuant to this Section 6.2 shall be permanent and irrevocable, and shall not be reversed or otherwise affected by any subsequent Transfer or other disposition of shares of Common Stock received by a Holder upon exercise of Warrants. As promptly as reasonably practicable following any such adjustment, but in any event not later than five (5) Business Days thereafter, the Corporation shall furnish to the Holders of the Class A Preferred Stock a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

6.3 Voting Rights upon Redemption. If the Corporation redeems all or any portion of the Class A Preferred Stock pursuant to Section 7, the Corporation shall take all actions within its control necessary to grant to the Holders of the Class A Preferred Stock equivalent voting rights, whether pursuant to a new or amended certificate of designation or another similar mechanism, in each case so as to preserve, to the greatest extent practicable, the aggregate voting position of such Holders of the Class A Preferred Stock immediately prior to such Redemption, taking into account the Warrants then held by such Holders.

7. Redemption.

7.1 Holder Redemption Right. Upon a Liquidation Event, upon the occurrence and during the continuance of an Event of Default, or at any time after the 10 year anniversary of the Initial Closing Date, each Holder of Shares may elect, in its sole discretion, to require the Corporation to redeem all (or any portion) of its outstanding Shares (a “Redemption”) at a price per Share equal to the then applicable Redemption Price (as defined below) per Share. If the Corporation fails to pay the applicable Redemption Price when due, such failure shall constitute an Event of Default.

7.2 Corporation Redemption Right. The Corporation shall have the right to redeem the Class A Preferred Stock at any time and from time to time, in part or in whole, on a pro rata basis at a price per Share equal to the then applicable Redemption Price.

7.3 Redemption Price. The redemption price (the “Redemption Price”) per Share shall equal the then applicable Liquidation Preference as of the applicable redemption date (each such date, a “Redemption Date”), giving effect to any reduction pursuant to the Shared Upside Penny Warrant Recognition Mechanism set forth in Section 5.4.

7.4 Redemption Procedures. In order to effectuate a Redemption pursuant to Section 7.1, the applicable Holder of Shares shall deliver written notice to the Corporation specifying the Redemption Date (which shall be not less than 30 nor more than 60 days after the date of such notice) and the number of Shares to be redeemed. In order to effectuate a Redemption pursuant to Section 7.2, the Corporation shall deliver written notice to the holders of the Shares specifying the Redemption Date (which shall be not less than 30 nor more than 60 days after the date of such notice) and the number of Shares to be redeemed. On the Redemption Date, the Corporation shall pay in cash the applicable Redemption Price for each Share being redeemed representing such Shares. In the event the Corporation fails to pay the applicable Redemption Price on the Redemption Date, the Holders of Shares subject to such Redemption shall be entitled to all customary remedies available at law or in equity.

7.5 Deposit of Redemption Price. The aggregate Redemption Price shall be due and payable in cash in immediately available funds on the applicable Redemption Date. Prior to 11:00 a.m., Eastern Time, on the Redemption Date, the Corporation shall deposit with an escrow agent to be mutually agreed upon by the parties, or shall pay directly to any Holder, money sufficient to pay the Redemption Price of and accumulated and unpaid Dividends on all Shares to be redeemed. If the Corporation complies with the provisions of the preceding sentence, Dividends shall cease to accumulate on the redeemed Shares on the Redemption Date. If Shares called for redemption shall not be so paid because of the failure of the Corporation to comply with this Section 7.5, the Corporation shall pay an additional amount equal to the Dividends that would have accrued on the unpaid amount from the Redemption Date until actually paid, at the Dividend Rate.

7.6 Effect of Redemption. All Shares redeemed shall no longer be deemed outstanding as of the applicable Redemption Date and all rights with respect thereto shall cease, other than the right to receive the Redemption Price.

8. Board Representation.

(a) For so long as the Minimum Ownership Condition is satisfied, the Holders of outstanding shares of Class A Preferred Stock entitled to vote thereon, voting separately as a single class, shall have the exclusive right to appoint and elect one (1) individual to the Board (the “DOW Director”) and to separately designate one (1) additional representative to attend all meetings of the Board (and any committees thereof) in a strictly non-voting observer capacity (the “DOW Board Observer”). The initial DOW Director and initial DOW Board Observer shall be appointed and designated, respectively, by DOW after the date hereof, and each is hereby deemed approved by the Board and shall be appointed and designated, respectively, to the Board on the date of such appointment.

(b) The removal of the DOW Director or DOW Board Observer shall be only upon the written request of the DOW; provided that the Board may exclude or terminate the rights of the DOW Board Observer if the Board or a committee thereof determines in good faith that such person no longer satisfies the requirements set forth in this Section 8. In the event that the DOW Director for any reason ceases to serve as a member of the Board during his or her term of office, the resulting vacancy on the Board shall be filled by the DOW.

(c) The DOW Board Observer shall not be a director and shall not have voting rights. The DOW Board Observer shall execute and comply with a confidentiality agreement and such other policies and procedures as the Corporation reasonably requires for Board observers. The Corporation may withhold any materials from, or exclude the DOW Board Observer from, any meeting or portion thereof if the Board or any committee thereof, in consultation with the Corporation’s legal counsel, determines in good faith that such withholding or exclusion is necessary or advisable to preserve attorney-client privilege or work-product protection, comply with applicable Law, avoid a conflict of interest, protect competitively sensitive information or comply with confidentiality obligations to third parties.

(d) The DOW Director shall be entitled to advancement of expenses and indemnification in the same manner and to the same extent as the other non-executive members of the Board under the Corporation’s organizational documents, the DGCL and any indemnification agreements. Applicable pre-existing director minimum ownership requirements of certain policies of the Board shall be deemed satisfied in respect of the DOW Director, by the shares of Preferred Stock or Warrants (including the Warrant Shares) held by the DOW. The Corporation acknowledges and agrees that it is the indemnitor of first resort (i.e., its obligations to the DOW Director are primary and any obligation of the DOW to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the DOW Director are secondary) to the fullest extent permitted by applicable Law and the Corporation’s organizational documents.

(e) The DOW Director shall comply with the corporate governance principles and practices of the Corporation as in effect from time to time and applicable to directors generally and shall be subject to the same fiduciary duties under Delaware law as the other members of the Board. The DOW Director shall be entitled to reimbursement of reasonable and documented out-of-pocket expenses in the same manner and to the same extent as the other non-executive members of the Board, subject to the Corporation expense reimbursement policies as in effect from time to time.

(f) The size of the Board shall not exceed nine members and the size of each of the Audit Committee of the Board (the “Audit Committee”) and Compensation Committee of the Board (the “Compensation Committee”) shall not exceed three members, except as otherwise permitted by this Certificate of Designations or required by applicable Law. For so long as the DOW Investors have a right to designate an Independent Director, the Board or any committee thereof shall appoint the DOW Director for membership on the Audit Committee and Compensation Committee, if permitted by stock exchange rules and the rules and regulations of the SEC. If the DOW Director is not permitted by stock exchange rules and the rules and regulations of the SEC to be a member of the Audit Committee or the Compensation Committee, the DOW Director shall attend all meetings of the Audit Committee or the Compensation Committee, as applicable, in a strictly non-voting observer capacity be a non-voting observer capacity.

9. Reissuance of Class A Preferred Stock. Shares that have been issued and reacquired by the Corporation in any manner, including shares purchased or redeemed or exchanged, or converted, shall (upon compliance with any applicable provisions of the Laws of the State of Delaware) have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and may be designated or re-designated, and issued or reissued, as the case may be, as part of any series of Preferred Stock of the Corporation; provided, that any issuance of such shares as Class A Preferred Stock must be in compliance with the terms hereof.

10. Event of Default Remedies. If an Event of Default occurs and is continuing, the Dividend Rate shall automatically increase by 2.00% per annum until such Event of Default is no longer continuing, including as a result of cure or waiver of such Event of Default. The exercise of the remedy contained in this Section 10 by the Holders shall not prevent the exercise of any other right or remedy by the Holders in respect of any Event of Default.

11. Notices. All notices, consents, waivers and other communications under this Certificate of Designations must be in writing and will be deemed given to a party when delivered by e-mail, in each case marked to the attention of the individual (by name or title) designated in the Investment Agreement (or to such e-mail address as a party may designate by notice to the other party).

12. Share Exchanges and Reclassifications. Without the prior written consent of the Holders of a majority of the then outstanding Shares, the Corporation shall not effect or validate any consummation of a binding share exchange or reclassification involving the Class A Preferred Stock unless (x) the Shares remain outstanding, and (y) such shares remaining outstanding have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the Holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Class A Preferred Stock immediately prior to such transaction, taken as a whole, including, without limitation, the priority or rank of the Class A Preferred Stock with respect to the distributions.

13. Amendments and Waiver. No provision of this Certificate of Designations may be amended, modified, or waived, whether by merger, consolidation, re-domestication, reorganization, recapitalization, reclassification, conversion or otherwise, except by an instrument in writing executed by the Corporation and the Holders of a majority of the then outstanding Shares (in addition to any other approval required by the DGCL), and any such written amendment, modification or waiver will be binding upon the Corporation and each Holder of Class A Preferred Stock; provided that any amendment, whether by merger, consolidation, re-domestication, reorganization, recapitalization, reclassification, conversion or otherwise, to (a) decrease the Stated Value or Accumulated Stated Value or Dividend Rate of any Share of Class A Preferred Stock, (b) adversely affect the redemption rights or the Liquidation Preference of the Class A Preferred Stock, or (c) otherwise amend any other terms of the Class A Preferred Stock in a manner that would have a disproportionate adverse effect on any Holder of the Class A Preferred Stock as compared to other Holders of the Class A Preferred Stock shall require the consent of Holders of each Share of Class A Preferred Stock so affected. The Holders of Class A Preferred Stock shall have all remedies available at law or in equity for a breach of this Certificate of Designations, including the right to seek specific performance. Any action by the Corporation without the consent of Holders of the Shares required by this Section 13 is expressly ultra vires and shall be void ab initio and any action or attempted action, any contracts, amendments or other documentation thereof or related thereto are expressly null and void.

14. Written Consents. Any action requiring a vote or consent of the Holders of a majority of the then outstanding Shares or each affected Holder may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by the requisite Holders and delivered to the Corporation. The Corporation shall provide to each Holder a copy of or notice of each proposed written consent not less than five Business Days prior to the proposed date of effectiveness, and promptly following effectiveness give written notice to each Holder; provided that failure to give notice shall not impair the validity of the consent or action.

15. Payment for Consents. The Corporation shall not pay or cause to be paid, directly or indirectly, any consideration to or for the benefit of any Holder for or as an inducement to any consent, amendment, modification or waiver unless such consideration is offered to be paid to all Holders and is paid to all Holders that approve such consent, amendment, modification or waiver.

16. Withholding. The Corporation and any applicable paying or transfer agent shall be entitled to withhold the amount of any Taxes required to be withheld by applicable law from any payments or deemed payments made on or with respect to the Class A Preferred Stock or Common Stock or other securities issued in connection with the Class A Preferred Stock.

17. Transfers. Any Holder may Transfer shares of Class A Preferred Stock so long as such Transfer is permitted under the Investor Rights Agreement (subject to applicable securities laws). Subject to the requirements of this Section 17, upon satisfaction of the requirements of this Certificate of Designations to effect a Transfer of any Class A Preferred Stock, the Corporation will cause such Transfer or exchange to be registered as soon as reasonably practicable but in no event later than the 3rd Business Day after the date of such satisfaction.

18. Transfer Agent; Registrar.

18.1 General. The duly appointed transfer agent and registrar for the Class A Preferred Stock shall be Continental Stock Transfer & Trust Company (together with its successors and assigns, the “Transfer Agent”). The Corporation designates its principal U.S. executive offices, and any office of the Transfer Agent in the continental United States, as an office or agency where Class A Preferred Stock may be presented for registration of transfer.

18.2 Maintenance of the Register. The Corporation will keep, or cause there to be kept, a record (the “Register”) of the names and addresses of the Holders, the number of shares of Class A Preferred Stock held by each Holder and the transfer, exchange, repurchase and Redemption of the Class A Preferred Stock. Absent manifest error, the entries in the Register will be conclusive and the Corporation and the Transfer Agent may treat each Person whose name is recorded as a Holder in the Register as a Holder for all purposes. The Register will be in written form or in any form capable of being converted into written form reasonably promptly.

18.3 Removal. The Corporation may, in its sole discretion, remove the Transfer Agent in accordance with the agreement between the Corporation and the Transfer Agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof to the Holders of the Class A Preferred Stock.

19. Severability. If any provision of this Certificate of Designations is invalid, illegal, or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. Any waiver by the Corporation or any Holder of Shares of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations.

20. Transfer Taxes. The Corporation shall pay any and all documentary, stamp, and similar issue or transfer Taxes that may be payable in respect of any issuance or delivery of shares of Class A Preferred Stock; provided that the Corporation shall not be required to pay any Tax that may be payable in respect of any transfer involved in the issuance or delivery of shares in a name other than that of the Holder of the Shares to be so issued or delivered, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Corporation the amount of any such Tax or has established, to the satisfaction of the Corporation, that such Tax has been paid.

21. Other Rights; Fiduciary Duties. The Holders of the Shares, in their capacity as such, shall not have any designations, preferences, rights, powers, duties or obligations, other than as set forth in the Certificate of Incorporation (including this Certificate of Designations) or as provided by applicable law.

22. Governing Law. This Certificate of Designations and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with the Federal Law of the United States (“Federal Law”). To the extent that Federal Law does not specify the appropriate rule of decision for a particular matter at issue, it is the intention and agreement of the parties hereto that the Law of the State of Delaware (without giving effect to its conflict of laws principles) shall be adopted as the governing rule of decision.

23. No Other Rights. The shares of Class A Preferred Stock shall not have any powers, preferences, or relative, participating, optional, or other special rights, or any qualifications, limitations, or restrictions, other than as set forth herein or as provided by applicable law.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations, Preferences and Rights to be executed this 14th day of September, 2026.

THE ELMET GROUP CO.

By:	/s/ Peter V. Anania
	Name:	Peter V. Anania
	Title:	Chief Executive Officer and Chairman

Appendix I

Shared Upside Penny Warrant Recognition Mechanism

Illustrative Netting (assuming a Reference Price of $17.17)

[Appendix I]